Notice to ASX/LSE Financial community visit to Pilbara iron ore operations 9 October 2023 Today, Rio Tinto is hosting a site visit for the financial community to its Pilbara operations in Western Australia. The site visit will showcase our world-class ports, autonomous rail network and 17 mines, including our newest mine, Gudai-Darri, and the Rhodes Ridge project, one of the world’s largest and highest quality undeveloped iron ore deposits. The presentation by management will be webcast at 13:45 AWST / 06:45 BST and can be found on our website at: https://www.riotinto.com/en/invest/presentations Rio Tinto Iron Ore Chief Executive, Simon Trott said: “As we head into the fourth quarter of 2023 we are in a strong and stable position. We have systematically improved our operating performance, reset relationships with external stakeholders and established a foundation for the future. We understand our strengths and challenges, and are making good progress as we continue to reflect and learn.” In the third quarter of 2023, Pilbara iron ore shipments totalled 83.9 million tonnes and production was 83.5 million tonnes (100% basis). Shipments guidance (100% basis) is unchanged for 2023 and remains in the upper half of the 320 to 335 million tonne range, with the Safe Production System on track to deliver a 5 million tonne productivity uplift. 2023 shipments include 45 to 50 million tonnes of SP10 product, 13 to 15% of total tonnes (previously >10%). This is higher than forecast, reflecting overall production in the upper half of guidance and delayed access to some mine areas. Pilbara unit cost guidance for 2023 remains at $21.0 to $22.5 per wet metric tonne. Shipments guidance has been provided for 2024 of 323 to 338 million tonnes. SP10 levels are expected to remain elevated for the next few years as we work through the next tranche of mine replacement projects. Levels are dependent on the timing of approvals for planned mining areas. The Gudai-Darri mine reached its 43 million tonne per year nameplate capacity on a sustained basis in the second quarter of 2023. We are now targeting a 7 million tonne uplift to capacity towards 50 million tonnes per year and aim to achieve this during 2025 for incremental capital of $70 million. We will continue to invest with discipline in our Pilbara iron ore operations: over 2024 to 2026, sustaining capital is expected to average $1.8 billion per year with replacement capital of $1.8 billion per year ($20-50 per tonne of installed capacity) and decarbonisation capital of $0.2 billion per year1. Mid-term capacity remains at 345 to 360 million tonnes per year. Meeting this range will require approval and delivery of four additional replacement mines over the next five years. We expect to commence construction of these projects in 2024, subject to regulatory approval, with first ore in 2027-28. We are targeting mid-term iron ore unit costs of $20 per tonne2, with increasing volumes and productivity improvements offsetting the impacts of a rising work index. Rhodes Ridge is one of the world’s largest and highest quality undeveloped iron ore deposits – grade- advantaged and close to infrastructure. An Order of Magnitude study is underway and is expected to be completed in 2023. The study considers the development of an operation before the end of the decade with initial plant capacity of up to 40 million tonnes annually, subject to the receipt of relevant approvals. Study work to date indicates a staged development with the initial hub likely to be in the northern aspect of the EXHIBIT 99.6

Notice to ASX/LSE 2 / 3 tenement, positioned adjacent to rail infrastructure. Rhodes Ridge contains 6.8 billion tonnes of Mineral Resources at an average grade of 61.6% Fe, including 5.3 billion tonnes at 62.2% Fe and 0.6 billion tonnes at 63.9% Fe3. We expect our effective equity share of Pilbara free cash flow to remain stable at around 85% post Rhodes Ridge ramp up. 1 Capital expenditure for 2024 to 2026 provided on a real basis and is subject to inflationary pressures. 2 Based on an Australian dollar exchange rate of 0.67, provided on a real basis and is subject to inflationary pressures. 3 The Mineral Resources reported for the Rhodes Ridge Joint Venture between Rio Tinto (50 per cent) and Wright Prospecting Pty Ltd (50 per cent), form part of the Pilbara Mineral Resource estimates reported in Rio Tinto’s 2022 Annual Report released to the ASX on 22 February 2023. These Mineral Resources are not materially different to the breakdown of the Rhodes Ridge Mineral Resources reported in Rio Tinto’s 2020 Annual Report released to the ASX on 22 February 2021. The Competent Persons responsible for reporting these Mineral Resource estimates were Mr P Savory, who is a Fellow of The Australasian Institute of Mining and Metallurgy, and Ms N Brajkovich, Mr C Kyngdon, Mr M Judge and Ms A Latscha who are Members of The Australasian Institute of Mining and Metallurgy. Rio Tinto is not aware of any new information or data that materially affects these Mineral Resource estimates and confirms that all material assumptions and technical parameters underpinning the estimate continue to apply and have not materially changed. The form and context in which the Competent Persons’ findings are presented have not been materially modified from when they were reported. Mineral Resources are quoted in this release on a 100 per cent basis, as dry in-situ tonnes. Rhodes Ridge contains 6.8 billion tonnes of Mineral Resources at an average grade of 61.6% Fe; comprising 0.8 billion tonnes of Indicated Mineral Resources at an average grade of 62.4% Fe and 6.0 billion tonnes of Inferred Mineral Resources at an average grade of 61.5% Fe. These Mineral Resources include 0.6 billion tonnes of high grade Brockman Indicated Mineral Resources at an average grade of 63.9% Fe; 0.03 billion tonnes of high grade Detrital Indicated Mineral Resources at an average grade of 61.3% Fe; and 5.3 billion tonnes of high grade Brockman, Marra Mamba and Detrital Inferred Mineral Resources at an average grade of 62.2% Fe.

Notice to ASX/LSE 3 / 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com